

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

NUTRANOMICS, INC.

2. Article number(s) 10 is amended as follows:
See checklist below for article number information.

The number of Authorized Shares of Common Stock is increased to 20,000,000,000.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on 08/09/2021 .
(Date – mm/dd/yyyy)

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☐   **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.


OR


☑   **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.


OR


☐   **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: /s/ Jonathan Bishop   **Date:** 08/09/2021
(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: JONATHAN BISHOP   Contact Person: JDT LEGAL, PLLC

Title: CEO   Daytime Phone Number: 801-810-4465

Email: JEFF@JDT-LEGAL.COM

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist
- ☑   *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ☑   **Processing time is up to 15 business days** following the date of receipt in our office.
- ☑   *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
- ☑   Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ☑   Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

ACTION BY WRITTEN CONSENT OF THE BOARD OF DIRECTORS

OF

NUTRANOMICS, INC.

The undersigned, being the member(s) of the Board of Directors of **NUTRANOMICS, INC.**, a Wyoming corporation (the "Company") do hereby waive all formal requirements, including the necessity of holding a formal or informal meeting, and any requirements that notice of such meeting be given, and hereby consent to the adoption and approval of the following actions.

WHEREAS, the Board of Directors deems it advisable and in the best interest of the Company to increase the number of authorized shares of the Company's common stock.

NOW, THEREFORE, BE IT RESOLVED, that the Company's Articles of Incorporation are hereby amended to increase the number of authorized shares of the Company's common stock to 20,000,000,000 shares; and

BE IT FURTHER RESOLVED, that the officers of the Company be, and each individually is, hereby authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as said officers shall deem necessary or advisable, to carry out the purposes of the foregoing resolutions. Any actions taken by such officers prior to the date of this Consent that are within the authority conferred thereby are hereby ratified, confirmed, and approved as the acts and deeds of the Company.

This Action by Written Consent may be executed in one or more counterparts, each of which shall be an original and all of which together shall be one and the same instrument. This Action by Written Consent shall be filed in the Minute Book of the Company and become a part of the records of the Company.

[Remainder of page intentionally left blank; Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Action by Written Consent as of August 9, 2021.

**BOARD OF DIRECTORS OF
NUTRANOMICS, INC.**

 /s/ Jonathan Bishop
Jonathan Bishop, Director